Correspondence

Confidential Treatment Requested

[Letterhead of Sutherland Asbill & Brennan]

   STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
Internet: steven.boehm@sablaw.com

August 1, 2005

VIA FACSIMILE AND REGULAR MAIL

Ms. Yolanda Crittendon
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Cambridge Holdings, Ltd., File No. 000-12962 (Additional Comments)

Dear Ms. Crittendon:

        On behalf of our client, Cambridge Holdings, Ltd. (“Cambridge” or the “Company”), this letter responds to your letter of July 13, 2005. We have set forth below your comments, followed by our responses.

    1.        We have read your responses to comment 3 where you indicate that management and the Company’s Board of Directors believed the Company’s controls and procedures environment were effective at all times, including the dates in question. Please refer to the SEC’s letter dated June 29, 2005 from Senior Counsel in which the Staff acknowledges that the Company met the definition of an “investment company” as provided in Section 3(a)(1) of the Investment Company Act; and accordingly should have registered as an investment company and met the reporting requirements of such Act. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Therefore, we are still unclear as to how management determined that the disclosure controls and procedures were effective at December 31, 2004 and March 31, 2005. Please explain.

      [Redacted]

Confidential Treatment Requested
By Cambridge Holdings, Ltd

Ms. Yolanda Crittendon
August 1, 2005

    2.        We have read your response to comments 4 and 5 and reviewed the related amendments. Please revise the applicable disclosures in your Form 10-QSB to acknowledge that the Company has met the definition of an “investment company” as provided in Section 3(a)(1) of the Investment Company Act; and accordingly should have registered and been reporting as an investment company.

        The Company’s Form 10-QSB for the period ended March 31, 2005 has been amended (Amendment 2) and re-filed to disclose and acknowledge that the Company has met the definition of an “investment company” as provided in Section 3(a)(1) of the Investment Company Act and, accordingly, that the Company should have registered and been reporting as an investment company under the Investment Company Act. A marked copy of Amendment 2 to the March 31, 2005 Form 10-QSB has been attached for your review and reference.

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        The Company requests that its response to comment 1 above be treated as confidential and non-public under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552), and all applicable regulations adopted by the Securities and Exchange Commission (including 17 C.F.R. § 200.83 (d)(1)). The Company also requests that it receive notification and an opportunity to contest disclosure if that information is the subject of FOIA request. The address and telephone number for any such notification are:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan, LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004-2415 (202) 383-0176

Confidential Treatment Requested
By Cambridge Holdings, Ltd

Ms. Yolanda Crittendon
August 1, 2005

        Further, if the Commission determines that confidential treatment is not warranted with respect to this letter and the information contained herein, the Company respectfully requests ten (10) days notice to any intended release so that the Company may, if deemed necessary or appropriate, pursue any available remedies.

*     *     *

        If you have any questions or require any additional information, please do not hesitate to the foregoing at (202) 383-0176.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

    cc:        Mr. Gregory Pusey/Cambridge Holdings, Ltd.
                  Adam Agron, Esq./Brownstein Hyatt & Farber, P.C.